UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 Hamada Street, Rehovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

Closing of Merger with MDA Space Ltd.

On July 2, 2025 (the “Closing Date”), SatixFy Communications Ltd. (“SatixFy” or the “Company”) completed its previously announced merger with MDA Space Ltd., an Ontario corporation (“MDA Space”), pursuant to the Agreement and Plan of Merger, dated as of April 1, 2025 (the “Merger Agreement”), by and among SatixFy, MDA Space, MANTISRAEL OPERATIONS 1 LTD.  (“Merger Sub 1”), an Israeli company and an indirect wholly owned subsidiary of MDA Space, and MANTISRAEL OPERATIONS 2 LTD. (“Merger Sub 2”, and collectively with Merger Sub 1, the “Merger Subs”), an Israeli company wholly owned by Merger Sub 1 and an indirect wholly owned subsidiary of MDA Space, as amended by a letter agreement dated as of May 20, 2025. Pursuant to the Merger Agreement, Merger Sub 2 merged with and into the Company, and the Company, as the surviving entity, became a wholly owned subsidiary of Merger Sub 1 (the “First Merger”). Merger Sub 1 then immediately merged with and into the Company, and the Company, again as the surviving entity, became an indirect wholly owned subsidiary of MDA Space (the “Second Merger”, and collectively with the First Merger, the “Merger”).

At the Closing Date, each ordinary share, no par value per share, of SatixFy (each, an “Ordinary Share”), issued and outstanding immediately prior to the effective time of the first Merger (the “Effective Time”) was cancelled and converted into the right to receive $3.00 in cash (the “Merger Consideration”), without interest and subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement. In addition, in respect of outstanding Company equity awards and warrants to acquire Ordinary Shares:

•
each unexercised “in-the-money” option to acquire Ordinary Shares that was outstanding under any of the Company’s stock equity plans immediately prior to the Effective Time, whether or not then vested or exercisable, was, by virtue of the First Merger, converted into the right to receive a lump sum cash payment (without interest) equal to the product of  (a) the excess of  $3.00 over the exercise price per Ordinary Share for such option, and (b) the total number of Ordinary Shares underlying such option, less applicable withholding taxes;

•	each unexercised “out-of-the-money” option to acquire Ordinary Shares, whether or not vested or exercisable, was, by virtue of the First Merger, cancelled for no consideration;

•
each Ordinary Share that was outstanding under any of the Company’s stock equity plans subject to vesting, repurchase, or other lapse of restrictions (including any restricted stock units of the Company) immediately prior to the Effective Time, became, by virtue of the First Merger, vested in full and became free of restrictions and was treated as an Ordinary Share that was cancelled and converted into the right to receive $3.00, less applicable withholding taxes; and

•
each warrant to acquire Ordinary Shares (each, a “Warrant”), issued and outstanding immediately prior to the Effective Time, ceased to represent an entitlement to receive Ordinary Shares on the exercise thereof and became exercisable for the Merger Consideration, that such holder of the Warrant would have received if such holder had exercised his, her or its Warrant immediately prior to the Effective Time.

In connection with the consummation of the Merger, on the Closing Date, the Company’s Board of Directors (the “Board”) has approved the voluntary delisting of the Ordinary Shares from the NYSE American LLC (“NYSE American”) and the deregistration with the U.S. Securities and Exchange Commission (the “SEC”). The Board believes that the decision to delist the Ordinary Shares from the NYSE American and to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the terms of the Merger Agreement is in the best interest of the Company and its shareholders. The Board’s decision was based on careful review of numerous factors, including the requirements associated with NYSE American listing standards and that delisting from the NYSE American and SEC deregistration is a condition of the Merger Agreement

Consequently, on the Closing Date, the Company notified the NYSE American that the Merger had been consummated and that each issued and outstanding Ordinary Share had been converted into the right to receive the Merger Consideration. The Company notified the NYSE American of its intention to voluntarily delist the Ordinary Shares therefrom and requested that the NYSE American (i) halt trading of the Ordinary Shares on the NYSE American prior to the open of trading on the Closing Date, (ii) withdraw the Ordinary Shares from listing on the NYSE American, and (iii) file with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act, on Form 25 to report that the Ordinary Shares are no longer listed on the NYSE American and to apply for the deregistration of the Ordinary Shares under Section 12(b) of the Exchange Act. As a result, the Ordinary Shares, which previously traded under the symbol “SATX”, will no longer be listed on the NYSE American.

Following satisfaction of the relevant deregistration conditions under the applicable U.S. federal securities laws, the Form 25 will also terminate the Company’s reporting obligations under the Exchange Act. In addition, the Company intends to file a certification on Form 15F with the SEC suspending the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to the Ordinary Shares and certain warrants that had previously traded on the NYSE American. The Company reserves the right, for any reason, to delay any of the filings described above, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of delisting and deregistration and termination of its reporting obligations under applicable U.S. federal securities laws in any way.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd. By: /s/ Oren Harari Oren Harari Interim Chief Financial Officer

July 2, 2025